

July 8, 2013

<u>By E-Mail</u>

Marc Weingarten, Esq.
Schulte Roth & Zabel LLP
919 Third Avenue
New York, NY 10022

> **Re: Vivus, Inc.**
> **Definitive Additional Materials filed by First Manhattan Co. et al.**
> **Filed July 3 and 5, 2013**
> **File No. 1-33389**

Dear Mr. Weingarten:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your filings, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filings and the information you provide in response to these comments, we may have additional comments.

Definitive Additional Materials

1. We note that you have filed the letter of intent with Mr. Zook to serve as chief executive officer which describes the compensation offered. Please revise to also describe any financial consequences to the company in connection with the removal of the current chief executive officer.

<u>First Manhattan announces that Anthony Zook has agreed to serve as Vivus CEO if its Director Nominees are elected</u>

2. We note the following statements about Mr. Zook's prior accomplishments: "Mr. Zook played leadership roles, both in the US and globally, in the market delivery of several blockbuster products, each with sales in excess of $1 billion" and "Mr. Zook was responsible for commercial activities worldwide that led to the delivery of a $28 billion

dollar business." In future filings, please revise to acknowledge each time such assertions are made that there may have been other factors that contributed to the successful sales performance of the company. In addition, in future filings, each time that claims are made regarding the successful sales performance that Mr. Zook has brought to other companies, please revise to acknowledge that past performance is not indicative of future results.

Please direct any questions to me at (202) 551-3411.

Sincerely,

/s/ Peggy Kim

Peggy Kim
Special Counsel
Office of Mergers & Acquisitions